08028112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2008

Washington, DC
111

SEC FILE NUMBER
8-51855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Merrilees (312) 362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Merrilees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spot Trading L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director had any proprietary interest in any account classified solely as that of a customer.

Robert Merrilees
Manager

Notary Public

"OFFICIAL SEAL"
MARCIA M SALERNO
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/25/10

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Spot Trading L.L.C.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Members
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 8, 2008

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 49,776
Receivable from broker-dealer	12,442,621
Securities owned, pledged	837,265,299
Membership in exchange, at cost (market value of $3,125,000)	160,000
Fixed assets (net of accumulated depreciation and amortization of $2,318,724)	4,273,792
Other assets	15,211
Total assets	$ 854,206,699
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased	$ 787,685,343
Accounts payable, accrued expenses, and other liabilities	4,330,496
	792,015,839
Subordinated borrowings	7,500,000
Members' equity	54,690,860
Total liabilities and members' equity	$ 854,206,699

See accompanying notes.

Spot Trading L.L.C.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Nature of Business

Spot Trading L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange ("CBOE"). The Company is an Illinois limited liability company. The Company engages in proprietary trading activities, primarily buying, selling and dealing as a principal in equity securities and options for its own account.

The Company clears all transactions through another broker-dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions are recorded on trade date. These principal transactions are carried at quoted market values. Securities sold, not yet purchased represent obligations to deliver specified securities at pre-determined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements. Depreciation is provided for computer equipment and furniture on an accelerated basis over useful lives of five and seven years, respectively. Amortization is provided for software on a straight-line basis over a useful life of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

No provision has been made for federal, state, or local income taxes of the Company since the members are individually liable for the taxes on their share of the Company's taxable income or loss.

Exchange Membership

The Company's exchange membership represents ownership interest in the exchange and provides the Company with the right to conduct business as a broker-dealer on the exchange. The exchange membership is recorded at cost or, if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of cost less the impairment. There was no exchange membership impairment at December 31, 2007.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities, except for fixed assets and the exchange membership, are considered financial instruments and are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

3. Recently Issued Accounting Standard

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures may be required about the inputs used to develop the measurements of fair value, if any, and the effect of certain of the measurements reported in the statement of income for a fiscal period.

4. Receivable From Broker-Dealer

Amounts receivable from broker-dealer at December 31, 2007, consist of the following:

Account balance	$ 45,556,993
Unsettled securities transactions, net	(32,259,672)
Dividends and interest accrued	(854,700)
Total	$ 12,442,621

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2007, consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 535,450,343	$ 523,463,632
Equity options	301,814,956	264,221,711
Total	$ 837,265,299	$ 787,685,343

Securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2007:

	Cost	Accumulated Depreciation and Amortization	Net Value
Computer equipment	$ 2,375,404	$ 1,243,929	$ 1,131,475
Furniture	749,211	322,875	426,336
Software	696,005	321,120	374,885
Leasehold improvements	2,771,896	430,800	2,341,096
Total	$ 6,592,516	$ 2,318,724	$ 4,273,792

7. Subordinated Borrowings

The subordinated borrowings at December 31, 2007, consist of borrowings from a bank and the Company's clearing broker as follows:

Borrowings from a bank under a revolving loan agreement with interest based on the prime rate plus "applicable margin," as defined, due May 15, 2008	$ 2,500,000
Borrowings from the Company's clearing broker with interest at the prime rate plus 2%, due August 29, 2008	5,000,000
	$ 7,500,000

The borrowing under the revolving loan agreement provides for borrowings of up to $15,000,000 that mature one year from the date of the advance with a commitment fee of one-half of one percent (0.5%) per annum. The "applicable margin," as defined, shall be either 2% or 4% and will be determined by the Company's leverage ratio, as defined. The agreement, among other things, requires the Company to maintain minimum amounts of members' equity.

The clearing broker borrowing is junior and subordinate to any borrowing, including any and all future renewals or extensions thereof, under the revolving loan agreement, provided that borrowings of the Company do not exceed specified thresholds.

7. Subordinated Borrowings (continued)

The subordinated borrowings constitute part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Commitments and Contingencies

The Company leases office space under an operating lease agreement that expires in February 2016, with an option to terminate on February 28, 2013. At December 31, 2007, the future minimum annual lease obligations, inclusive of additional payments that may be required for certain increases in operating costs, were as follows:

2008	$ 673,475
2009	700,732
2010	726,792
2011	753,989
2012	782,339
Through 2016	2,678,892
	$ 6,316,219

In connection with the lease, the Company has delivered to the landlord an irrevocable standby letter of credit in the amount of $120,000, which expires on September 13, 2010. The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

As of December 31, 2007, the maximum payouts for option contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

9. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. Financial Instruments With Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

10. Financial Instruments With Off-Balance-Sheet Risk (continued)

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per institution. There were no uninsured balances at December 31, 2007. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

Concentration of Credit Risk

The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

11. Members' Equity

The limited liability company operating agreement for the Company provides for three classes of members with varying rights, preferences, privileges and obligations. Class A members have voting rights and authority to manage the Company's operations. Class B and Class C members have no voting rights with respect to the Company. Class A and Class B members are allocated a pro rata share of the Company's income and losses and share pro rata in distributions of the Company, after distribution of a preferred return to Class C members, as defined. Upon a sale or liquidation of the Company, the net proceeds therefrom will be distributed first to Class C members and then pro rata to Class A and Class B members. As of December 31, 2007, members' equity balances were: Class A – $52,183,865, Class B – $1,641,495, and Class C – $865,500.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2007, the Company had net capital of $10,518,719, which was $10,290,434 in excess of its required minimum net capital. At December 31, 2007, the percentage of aggregate indebtedness to net capital was 32.5%.

Repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

13. Related Party Transactions

The Company's sole Class A member has a minority ownership interest in YJT Solutions, LLC ("YJT Solutions"), a provider of technology services to the Company. No amounts were owed to YJT Solutions at December 31, 2007.

END